SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February,2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

28 February 2019

Directorate Change

Prudential plc ("Prudential") announces changes to the composition of its Board.

As part of our progress towards the demerger of M&GPrudential, John Foley, Chief Executive of M&GPrudential, Nic Nicandrou, Chief Executive of Prudential Corporation Asia, and Michael Falcon, Chairman and Chief Executive Officer of the North American Business Unit, will step down as members of Prudential's Board at the end of the Annual General Meeting ("AGM") on 16 May 2019. They will remain in their executive roles and as members of the Group Executive Committee.

Lord Turner of Ecchinswell has decided to retire from the Board at the end of the AGM. He joined the Board as a Non-Executive Director and member of the Risk Committee in September 2015, and became a member of the Audit Committee in May 2017.

Paul Manduca, Chairman of Prudential, said: "We have reviewed the composition of the Board in the context of the demerger of M&GPrudential, towards which we continue to make good progress.

"John Foley will naturally stand down from the Board as part of M&GPrudential's transition to an independent business. Given Prudential's changed shape following the demerger, we have decided that the roles of Chief Executive of Prudential Corporation Asia and Chairman and Chief Executive Officer of the North American Business Unit will no longer be positions on the Board.

"I would like to take the opportunity to thank John Foley, Nic Nicandrou and Michael Falcon for their service to the Board. They will continue to lead their respective Business Units, work closely with the Board and remain members of the Group Executive Committee.

"In advance of his retirement in May 2019, I would also like to thank Lord Turner for his service. His experience has been of great value to the Board and the Risk and Audit committees."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Chantal Waight	+44 (0)20 7548 3039
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
		William Elderkin	+44 (0)20 3480 5590

Notes to Editors:

About Prudential's Board
The following Directors will be proposed for election and re-election at the Company's AGM on 16 May 2019:

Name	Board role
Paul Manduca	Chairman
Mike Wells	Group Chief Executive
Mark FitzPatrick	Chief Financial Officer
James Turner	Group Chief Risk Officer
Philip Remnant	Senior Independent Director
Sir Howard Davies	Independent Non-Executive Director
David Law	Independent Non-Executive Director
Kai Nargolwala	Independent Non-Executive Director
Anthony Nightingale	Independent Non-Executive Director
Alice Schroeder	Independent Non-Executive Director
Tom Watjen	Independent Non-Executive Director
Fields Wicker-Miurin	Independent Non-Executive Director

The following Directors will step down as members of Prudential's Board at the end of the AGM on 16 May 2019:

Michael Irving Falcon
John William Foley
Nicolaos Andreas Nicandrou
Jonathan Adair Lord Turner

Regulatory disclosures
The Company confirms that there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. There are no other matters that need to be brought to the attention of shareholders of Prudential.

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving over 26 million customers, with £664 billion of assets under management (as at 30 June 2018). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 February 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Alan Porter

Alan Porter
Group General Counsel and Company Secretary